UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES EARLY TENDER RESULTS AND

EARLY SETTLEMENT FOR CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – JUNE 5, 2018 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announced today the early results of its previously announced debt tender offers. As of 5:00 p.m., New York City time, on June 4, 2018 (the “Early Tender Deadline”) holders of: (i) US$4,460,311,000 and €346,132,000 principal amount of the outstanding notes of the series set forth in the table below under the heading “Tender Group 1” (the “Tender Group 1 Notes”) and (ii) US$7,970,526,000 principal amount of the outstanding notes of the series set forth in the table below under the heading “Tender Group 2” (the “Tender Group 2 Notes” and, together with the Tender Group 1 Notes, the “Notes” and each a “series” of Notes), issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), tendered their Notes, pursuant to PGF’s previously announced cash tender offers (the “Tender Offers”).

The following tables summarize the early tender results as of the Early Tender Deadline and the principal amount of Notes that PGF has accepted for purchase:

Tender Group 1

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Acceptance Priority Level	Total Consideration(2)	Principal Amount Tendered	Principal Amount Accepted for Purchase	Approximate Proration Factor
3.750% Global Notes due January 2021	N/A / XS0982711987	€384,229,000	1	€1,075.00	€100,939,000	€100,939,000	100.00%

4.25% Global Notes due October 2023	N/A / XS0835890350	€700,000,000	2	€1,082.50	€245,193,000	€245,193,000	100.00%

6.125% Global Notes due January 2022	71647N AR0 / US71647NAR08	US$3,000,000,000	3	US$1,057.50	US$2,237,229,000	US$1,477,612,000	66.07%

4.375% Global Notes due May 2023	71647N AF6 / US71647NAF69	US$3,500,000,000	4	US$976.50	US$1,426,032,000	US$0	—

5.375% Global Notes due January 2021	71645W AR2 / US71645WAR25	US$1,216,850,000	5	US$1,038.75	US$198,154,000	US$0	—

8.375% Global Notes due May 2021	71647N AP4 / US71647NAP42	US$1,239,981,000	6	US$1,130.00	US$598,896,000	US$0	—

(1)	As of the date hereof, including Notes held by Petrobras or its affiliates.
(2)	Per US$1,000 or €1,000, as applicable. The Total Consideration includes an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of U.S. dollar denominated Notes accepted for purchase, and €30.00 per €1,000 principal amount for each series of Euro denominated Notes accepted for purchase.

Tender Group 2

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Acceptance Priority Level	Total Consideration(2)	Principal Amount Tendered	Principal Amount Accepted for Purchase	Approximate Proration Factor

5.625% Global Notes due May 2043	71647N AA7 / US71647NAA72	US$1,750,000,000	1	US$845.00	US$915,394,000	US$915,394,000	100.00%

6.750% Global Notes due January 2041	71645W AS0 / US71645WAS08	US$2,250,000,000	2	US$950.00	US$1,007,126,000	US$1,007,126,000	100.00%

6.875% Global Notes due January 2040	71645WAQ4 / US71645WAQ42	US$1,500,000,000	3	US$960.00	US$385,138,000	US$280,785,000	73.00%

5.999% Global Notes due January 2028	71647N AW9, N6945A AK3 / US71647NAW92, USN6945AAK36	US$5,836,134,000	4	US$965.00	US$3,481,674,000	US$0	—

5.299% Global Notes due January 2025	71647N AT6, N6945A AJ6 / US71647NAT63, USN6945AAJ62	US$3,759,866,000	5	US$975.00	US$2,181,194,000	US$0	—

(1)	As of the date hereof, including Notes held by Petrobras or its affiliates.
(2)	Per US$1,000. The Total Consideration includes an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of Notes accepted for purchase.

Because the purchase of Tender Group 1 Notes validly tendered in the Tender Offers would cause PGF to purchase an aggregate principal amount of Tender Group 1 Notes that would result in an aggregate amount to be received by holders of Tender Group 1 Notes in excess of US$2.0 billion, based on the U.S. dollar exchange rate described herein, PGF has accepted for purchase (a) all tendered 3.750% Global Notes due 2021 and 4.25% Global Notes due 2023, (b) only US$1,477,612,000 principal amount of 6.125% Global Notes due 2022 (the “6.125% Notes”), and (c) none of the 4.375% Global Notes due 2023, 5.375% Global Notes due 2021 and 8.375% Global Notes due 2021.

Because the purchase of Tender Group 2 Notes validly tendered in the Tender Offers would cause PGF to purchase an aggregate principal amount of Tender Group 2 Notes that would result in an aggregate amount to be received by holders of Tender Group 2 Notes in excess of US$2.0 billion, PGF has accepted for purchase (a) all tendered 5.625% Global Notes due 2043 and 6.750% Global Notes due 2041, (b) only US$280,785,000 principal amount of 6.875% Global Notes due 2040 (the “6.875% Notes”), and (c) none of the 5.999% Global Notes due 2028 and 5.299% Global Notes due 2025.

PGF will pay holders of 6.125% Notes and 6.875% Notes tendered on or prior to the Early Tender Deadline on a pro rata basis according to the pro ration procedures described in the offer to purchase dated May 21, 2018 (the “Offer to Purchase”). The early settlement date on which PGF will make payment for Notes accepted in the Tender Offers is expected to be June 6, 2018 (the “Early Settlement Date”).

The total cash payment to purchase on the Early Settlement Date (i) the accepted Tender Group 1 Notes will be approximately US$1,999.9 million, based on the U.S. dollar exchange rate described herein, and (ii) the accepted Tender Group 2 Notes will be approximately US$1,999.8 million, in each case excluding accrued and unpaid interest. Notes that have been validly tendered on or prior to the Early Tender Deadline cannot be withdrawn, except as may be required by applicable law.

Given that both series are oversubscribed, holders of Notes who tender after the Early Tender Deadline will not have any of their Notes accepted for purchase. Any tendered Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

The Tender Offers will expire at 11:59 p.m., New York City time, on June 18, 2018.

The exchange rate used to translate Euro to U.S. dollars was US$1.1698 per Euro, the applicable exchange rate as of 2:00 p.m., New York City time on June 4, 2018, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD.”

The Tender Offers are being made pursuant to the Offer to Purchase, and the related letter of transmittal dated May 21, 2018 (as amended or supplemented from time to time, the “Letter of Transmittal”), which set forth in more detail the terms and conditions of the Tender Offers.

PGF has engaged Banco Bradesco BBI S.A., Banco Safra S.A., acting through its Cayman Islands Branch, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC, Scotia Capital (USA) Inc. and Standard Chartered Bank to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Global Bondholder Services Corporation is acting as the depositary and information agent for the Tender Offers.

* * * * *

This press release is not an offer to purchase, nor a solicitation of an offer to sell, nor the solicitation of tenders with respect to, the securities described herein. The Tender Offers are not being made to holders of Notes in any jurisdiction in which PGF is aware that the making of the Tender Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the respective Tender Offers will be deemed to be made on PGF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Any questions or requests for assistance regarding the Tender Offers may be directed to Banco Bradesco BBI S.A. at +55 (11) 3847-5219, Banco Safra S.A. at backofficecayman@safra.com.br, Citigroup Global Markets Inc. at +1 (800) 558-3745 (toll free) or +1 (212) 723-6106 (collect), Deutsche Bank Securities Inc. at +1 (866) 627-0391 (toll free) or +1 (212) 250-2955 (collect), Morgan Stanley & Co. LLC at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect), Scotia Capital (USA) Inc. at +1 (800) 372-3930 (toll free) or +1 (212) 225-5559 (collect) and Standard Chartered Bank at +1 (212) 667-0760 or +44 (20) 7885-5739. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free).

Neither the Offer to Purchase nor any documents related to the Tender Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release may contain forward-looking statements that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated May 21, 2018, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Bianca Nasser Patrocínio
Bianca Nasser Patrocínio
Executive Manager of Corporate Finance & Treasury